SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Earnings Conference Call

Videoconference in Portuguese with simultaneous translation into English

May 09, 2023

11:00 am (Brasilia)
10:00 am (New York)
3:00 pm (London)

Login to the Zoom platform: Click here

Contact IR

ri@eletrobras.com

www.eletrobras.com.br/ri

This interim quarterly financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the Brazilian Electricity Regulatory Agency ("ANEEL"), unless otherwise indicated.

 SUMMARY

1. Operating Result	6
1.1. Generation Segment	6
1.2. Trading Segment	9
1.3. Transmission Segment	11
2. Consolidated result | IFRS and regulatory	12
2.1. Operating Revenues	13
2.2. Other Income	18
2.3. Operating Costs and Expenses	19
2.4. Equity Holdings	23
2.5. EBITDA	24
2.6. Financial Result	25
2.7. Current and Deferred Taxes	26
3. Debt and receivables	27
3.1. Holding / Parent Company and Consolidated	27
4. Loans and Financing (Receivables)	29
4.1. Holding / Parent Company and Consolidated	29
4.2. RBSE	29
5. Investments	30
6. ESG	32
7. Cash Flow	33
8. Appendices	34
8.1. Appendix 1 – Financial Statements	34
8.2. Appendix 2 – Compulsory Loan	41
8.3. Appendix 3 – Reconciliation IFRS X Regulatory	42

Earnings Release 1Q24 3

ELETROBRAS ANNOUNCES RESULTS FOR THE 1ST QUARTER OF 2024

Eletrobras' results in 1Q24 reflected the ongoing search for cost rationalization, the focus on financial management and the resumption of investments in transmission. Regulatory net operating revenue was R$9.7 billion, up 8% YoY, mainly due to the increase in transmission revenues.

Recurring regulatory EBITDA was R$5.4 billion, up 5% YoY, due to lower Personnel, Material, Service and Other (PMSO) and improved equity income results.

In the quarter, Eletrobras acquired lots 1, 3, 5 and 9 in ANEEL's Transmission Auction No. 01/2024 with an expected ANEEL CAPEX of R$ 5.6 billion and an associated Annual Permitted Revenue (RAP) of R$ 590 million, reinforcing its leadership position in the power transmission market.

The Annual General Shareholders' Meeting held in April 2024 approved the distribution of dividends of approximately R$1.3 billion relating to 2023 results with payment due on May 9, 2024.

INVESTMENTS

CAPEX totaled R$ 1.2 billion in 1Q24, up 7% YoY, with the R$279 million invested in Coxilha Negra wind farm standing out.

In the generation segment, highlight was the R$ 279 million investment in the 302.4 MW Coxilha Negra wind farm, which started test operations in Feb/24 and is already 69% physically advanced.

In the transmission segment, 240 large-scale projects are being implemented with an associated additional RAP of R$ 1.1 billion between 2024-2028

FINANCIAL DISCIPLINE

Issuance of R$ 5.5 billion in debentures in Apr/24, the first joint and coordinated issuance by Eletrobras with standardized instruments resulting in lower costs

Application for registration of subsidiaries CGT Eletrosul and Eletronorte with the CVM as security issuers (public companies) Category B

STRUCTURING OF THE TRADING AREA

Progress in trading: we reached 449 customers in the ACL, a significant increase from 253 customers in 1Q23. In terms of end consumers, we grew from 69 in 1Q23 to 336 in 1Q24

LIABILITY MANAGEMENT

Decrease of R$1.137 billion in the total balance of provision for compulsory loans, which reached R$16 billion compared to 4Q23 – with R$441 million reduction in provisions in the quarter

Earnings Release 1Q24 4

MAIN OPERATING AND FINANCIAL INDICATORS

Table 1 - Operational Highlights

Highlights	1Q24	1Q23%		4Q23%
Generation
Installed Generation Capacity (MW)	44,304	43,009	3.0	44,654	-0.8
Assured Capacity (aMW) (1)	22,033	21,354	3.2	22,294	-1.2
Net Generation (GWh)	44,521	44,346	0.4	31,806	40
Energy Sold ACR (GWh) (2)	9.9	8.8	12.5	10.8	-8.3
Energy Sold ACL (GWh) (3)	13.6	12.4	9.7	14.3	-4.9
Energy Sold Quotas (GWh) (4)	8.6	11.4	-24.6	11.6	-25.9
Average ACR Price (R$/MWh)	216.16	219.81	-1.7	220	-1.7
Average ACL Price (R$/MWh)	153.76	199.96	-23.1	194	-20.7
Transmission
Transmission lines (km)	73,795	73,946	-0.2	73,789	0.0
RAP (R$mn)	17,702	13,778	28.5	17,663	0.2

Changes in the period: (1.1) Revision of the Assured Capacity values of the plants that had their concessions renewed due to the capitalization (plants under the Quota regime, Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes and Curuá-Una), as defined in Ordinance GM/MME 544/21, with a significant reduction in Assured Capacity, effective from 2023; (1.2) Ordinary Revision of the Assured Capacity of hydroelectric plants, effective from 2023, affecting several Eletrobras plants; (1.3) Increase in the assured Capacity of the Santa Cruz TPP due to the closure of the Combined Cycle; (1.4) Exit of Candiota III TPP; (1.5) Inclusion of the SPEs that are now consolidated: HPPs Teles Pires, Baguari and Retiro Baixo; (2) does not include quotas; (3) includes contracts under Law 13.182/2015; (4) figures shown are Assured Capacity of quotas in GWh.

Table 2 - Financial Highlights

	1Q24	1Q23%		4Q23%
Financial Indicators (R$ mn)
Gross Revenue	10,571	10,997	-4	11,858	-11
Adjusted Gross Revenue	10,571	11,053	-4	11,858	-11
Net Operating Revenue	8,718	9,210	-5	9,922	-12
Adjusted Net Operating Revenue	8,718	9,266	-6	9,922	-12
Regulatory Net Operating Revenue	9,700	8,900	9	10,275	-6
EBITDA	4,620	4,890	-6	1,055	338
Adjusted EBITDA	4,505	5,577	-19	3,840	17
Regulatory EBITDA	5,537	4,486	23	2,856	94
Adjusted Regulatory EBITDA	5,422	5,173	5	5,642	-4
EBITDA Margin	53%	53%	- 0.1	11%	4.0
Adjusted EBITDA Margin	52%	60%	- 8.5	39%	0.3
Return on Equity (ROE) LTM	3.8%	1.2%	2.7	3.9%	- 0.0
Adjusted Gross Debt	60,947	58,038	5	61,438	-1
Adjusted Net Debt	42,966	36,717	17	41,763	3
Adjusted Net Debt/Adjusted LTM IFRS EBITDA	2.4	2.0	18	2.2	9
Net Income	331	406	-19	893	-63
Investments	1,202	1,121	7	4,632	-74

Earnings Release 1Q24 5

1.	Operating Result
1.1.	Generation Segment
1.1.1.	Generation Assets

In 1Q24, the Company’s generation operations consisted of 99 plants, of which 47 were hydroelectric, 43 wind, 8 thermal and 1 solar, encompassing corporate projects, shared ownership and holdings via SPEs.

Total installed capacity reached 44,304 MW in the quarter, which represents 22% of the total installed capacity in Brazil. Of the total installed capacity, approximately 97% is derived from clean sources, with low greenhouse gas emissions.

Table 3 - Generation Assets

Source	Installed Capacity (MW)	Assured Capacity (aMW)	Ac. Generated Energy (GWh)

Hydro (47 plants)	42,293.49	20,629.79	43,101.24
Thermal (8 plants)	1,295.22	1,079.50	1,092.47
Wind power (43 plants)	714.85	322.61	327.15
Solar (1 plant)	0.93	-	0.31
Total (99 plants)	44,304.48	22,031.89	44,521.17

1.1.2.	System Data

Brazil’s installed capacity was 200,583.77 MW in 1Q24.

Graph 1 - Installed capacity in Brazil - by source

Earnings Release 1Q24 6

Graph 2 - Energy generated by SIN - National Interconnected System (GWh)

1.1.3.	Energy Generation

Energy generated was stable in 1Q24 YoY, except for the wind source, which fell by 20% due to variations in the wind regime.

Graph 3 - Eletrobras Net Energy Generation (GWH)

1.1.4.	System Data

Table 4 - PLD

		1Q24	1Q23	4Q23
Market	GSF (%)	90.26	101.34	83.79
	PLD SE (R$/MWh)	61.13	69.04	77.70
	PLD S (R$/MWh)	61.13	69.04	77.70
	PLD NE (R$/MWh)	61.13	69.04	77.70
	PLD N (R$/MWh)	61.13	69.04	77.70
Earnings Release 1Q24 7

Graph 4 - GSF (%)

Graph 5 - Historical Average of Affluent Natural Energy (ANE) - SIN (%)

ANE with a reversal of the recent history of records from Dec/2023 and Jan/24 with the lowest percentage (59%) in the 93-year history.

Graph 6 - Energy Stored in Reservoirs - SIN (%)

Earnings Release 1Q24 8

1.1.5.	New Projects

Two key projects currently under construction will add 330.45 MW to Eletrobras' installed capacity in 2024: the 302.4 MW Coxilha Negra wind farm, located in Rio Grande do Sul state, and the 27 MW Casa Nova B wind farm, in Bahia state.

The Coxilha Negra wind farm began its test operation in February 2024 and is 69% of the way through its physical progress schedule.

The Casa Nova B wind farm is with approximately 60% of the physical project completed. Transport of the wind turbine blades from the Port of Recife to the project site has been completed, as well as the recovery of 18 trafos. In addition, mobilization and work has begun on the 34.5kV medium-voltage network and line entry from the Casa Nova B wind farm to the Casa Nova II substation. The start of operations is scheduled for September 2024.

1.2.	Trading Segment
1.2.1.	Energy Sold in 1Q24

The Eletrobras companies sold 32.0 TWh of energy in 1Q24, in line with the 32.4 TWh traded in 1Q23. These volumes include the energy sold by plants under the quota regime, renewed by Law 12,783/2013, as well as by plants under the operating regime (Free Contracting Environment - ACL and Regulated Contracting Environment - ACR).

Graph 7 - Energy Sold - ACL & ACR (TWh)

Graph 8 - Energy Sold - quotas (TWh)

Earnings Release 1Q24 9

1.2.2.	Energy Balance

Table 5 - Energy Balance 1Q24 (aMW)

	2024	2025		2026		2027
Resources with no impact on the balance Sheet (1)	1,192	1,192		1,192		946

Resources (A)	14,213	15,356		16,529		17,621
Own resources (2) (3) (4) (5)	12,861	14,155		15,416		16,590
Hydro	12,668	13,905		15,166		16,340
Wind	193	250		250		250
Energy Purchase	1,352	1,201		1,112		1,031
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Sales (B)	11,658	7,994	9,994	6,594	8,094	5,749	6.749
ACR – Except quotas	3,707	3,094		3,094		2,999
ACL – Bilateral Contracts + Short Term Market implemented (range)	7,951	4,900	6,900	3,500	5,000	2,750	3,750
Average Prices Implemented Contracts
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh) - lagged by 1 quarter	189	165	175	175	195	180	210
Balance (A - B)	2,555	7,362	5,362	9,935	8,435	11,872	10.872
Balance considering estimated hedge (6)	1,242	4,831	2,831	7,174	5,674	8,898	7,898
Decontracted energy considering hedge estimate (8)	8%	29%	17%	40%	32%	48%	43%

Contracts signed until March 31,2024.

It should be noted that the balance sheet takes into account the SPEs consolidated by Furnas: Santo Antônio HPP (as of 3Q22), Baguari and Retiro Baixo HPPs (as of 4Q23), whether in terms of resources, sales or average prices. The SPE consolidated by Eletronorte, Teles Pires HPP (from 4Q23) is being considered in the same way.

1. Independent Energy Producers (IEP) contracts resulting from the Amazonas Distribuidora de-verticalization process, the thermal plant availability contracts and the Assured Capacity Quotas are not included in the balance sheet, whether in resources, requirements (sales) or average prices. These resources are presented in order to make up the total resources considered.

2. Own Resources include the Decotization plants (new IEPs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For the hydroelectric projects, an estimate of GFIS2 was considered, i.e. the Assured Capacity taking into account the Adjustment Factors due to Internal Losses, Losses in the Basic Grid and Availability as well as adjustments due to the particularities of the portfolio.

3. The revised Assured Capacity values as defined in Ministerial Order No. 709/GM/MME of November 30, 2022 are taken into account.

4. With the decotization process, the plants currently under the quota regime are granted a new concession under the Independent Energy Producer (IEP) regime, which will take place gradually over a 5-year period starting in 2023. The Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

5. Considering the new concession grants from 2023 onwards for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

Table 6 - Hydroelectric Power Plant Assured Capacity Quotas (aMW)

	2024	2025	2026	2027
Assured Capacity Quotas (6) (7)	3,939	2,626	1,313	-

6. This does not include the Assured Capacity of the Jaguari HPP, of 12.7 aMW, whose concession is under provisional administration by Furnas.

7. Decotization takes place gradually over a 5-year period starting in 2023. The Assured Capacity values considered from 2023 onwards were those defined in Ministerial Order GM/MME No. 544/21.

8. The figures show an estimate of decontracted energy. For 2023, the value used was 87.1%. For the other years, an average historical GSF value from 2018 to 2023 was used, of 81.8%. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao (in Portuguese), under the MRE option in the panel. It should be noted that this is only an estimate, based on facts that occurred in the past. The graph with the historical GSF values is shown on the page 7 of this report.

Earnings Release 1Q24 10

1.3.	Transmission Segment
1.3.1.	Transmission Lines

The Company ended 1Q24 with 73.8 thousand km of transmission lines (TLs) and 435 substations, which consist of 282 renewed and 153 tendered projects.

Table 7 - Transmission Lines (Km)

Company	Own	In Partnership (1)	Total
Chesf	22,043	1,831	23,873
Eletronorte	10,921	1,073	11,994
CGT Eletrosul	11,966	5	11,970
Furnas	21,612	4,345	25,957
Total	66,542	7,253	73,795

(1) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the project.

1.3.2.	New Projects

There are 240 large-scale transmission projects under implementation (reinforcements, improvements and auction projects) with an associated additional RAP of R$1.1 billion between 2024-2028, which will add around 89 km of TL and 3,841 MVA in substations. According to the ONS SGPMR system database, Eletrobras companies had a total of 11,025 small-scale events under implementation, of which 10,195 were small-scale improvements and 830 small-scale reinforcements.

Earnings Release 1Q24 11

2.	Consolidated result | IFRS and regulatory

Table 8 – Income Statement IFRS (R$ mn)

Income Statement (IFRS)	1Q24			1Q23		4Q23
R$ million	IFRS	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation	5,933	-	5,933	6,616	-10	7,221	-18
Transmission	4,559	-	4,559	4,336	5	4,558	0
Others	79	-	79	101	-21	79	1
Gross Revenue	10,571	-	10,571	11,053	-4	11,858	-11
(-) Deductions from Revenue	-1,853	-	-1,853	-1,787	4	-1,936	-4
Net Revenue	8,718	-	8,718	9,266	-6	9,922	-12
Energy resale, grid, fuel and construction	-2,856	-	-2,856	-2,289	25	-3,948	-28
Personnel, Material, Services and Others	-1,627	33	-1,594	-1,770	-10	-1,815	-12
Operating Provisions	-196	-43	-338	-139	-	-582	-42
Other income and expenses	5	-5	-	-	-	-	-
EBITDA, before Shareholdings	4,044	-115	3,929	5,068	-22	3,577	10
Shareholdings	576	-	576	509	13	264	118
EBITDA	4,620	-115	4,505	5,577	-19	3,840	17
D&A	-997	-	-997	-903	10	-899	11
EBIT	3,623	-115	3,509	4,673	-25	2,941	19
Financial Results	-2,988	209	-2,779	-2,446	14	-2,123	41
EBT	636	94	730	2,227	-67	819	-36
Income Tax and Social Contribution	-305	-	-305	-448	-32	358	-185
Net Income from Continuing Operations	331	94	424	1,779	-76	1,176	-82
Net Income from Discontinued Operations	-	-	-	-	-	-	-
Net Income	331	94	424	1,779	-76	1,176	-82

Earnings Release 1Q24 12

Table 9 – Regulatory Income Statement (R$ mn)

Income Statement (Regulatory) R$ million	1Q24			1Q23		4Q23
	Regulatory	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation(1)	6,365	-	6,365	6,616	-4	7,221	-12
Transmission	5,110	-	5,110	3,906	31	4,911	4
Others	78	-	78	221	-64	79	0
Gross Revenue	11,553	-	11,553	10,743	8	12,211	-5
(-) Deductions from Revenue	-1,853	-	-1,853	-1,787	4	-1,936	-4
Net Revenue	9,700	-	9,700	8,956	8	10,275	-6
Energy resale, grid, fuel and construction	-2,390	-	-2,390	-2,070	15	-2,763	-13
Personnel, Material, Services and Others	-1,728	33	-1,695	-1,910	-11	-1,817	-7
Operating Provisions	-497	-143	-639	-27	-	-474	35
Other income and expenses	5	-5	-	-	-	173	-100
EBITDA, before Shareholdings	5,091	-115	4,976	4,950	1	5,393	-8
Shareholdings	446	-	446	223	100	249	79
EBITDA	5,537	-115	5,422	5,173	5	5,642	-4
D&A	-1,478	-	-1,478	-1,355	9	-1,581	-6
EBIT	4,058	-115	3,944	3,818	3	4,061	-3
Financial Results	-2,917	209	-2,917	-2,304	18	-2,122	37
EBT	1,141	94	1,235	1,514	-18	1,939	-47
Income Tax and Social Contribution	-370	-	-370	-402	-8	205	-281
Net Income from Continuing Operations	771	94	865	1,111	-22	2,144	-69
Net Income from Discontinued Operations	-	-	-	-	-	-	-
Net Income	771	94	865	1,111	-22	2,144	-69
(1)	In 1Q24, the difference between the regulatory and IFRS generation revenue consists of the different treatment of Amazonas Energia's customer billing of R$432 million, which does not cause a difference between IFRS and regulatory EBITDA.

2.1.	Operating Revenues
2.1.1.	Generation

Recurring IFRS generation revenue was R$5.933 billion in 1Q24, down R$683 million on 1Q23, due to the non-recognition of revenue related to Amazonas Energia of R$432 million and a decline of R$149 million due to the sale of Candiota TPP.

Recurring regulatory revenue was R$6.365 billion, R$432 million higher than recurring IFRS generation revenue, since the revenue related to Amazonas Energia is recognized and then fully provisioned.

Earnings Release 1Q24 13

Power supply for distribution companies

Revenue from power supply for distribution companies is obtained from customers who are not end consumers, such as distributors, traders and generators. In 1Q24, revenue from power supply was R$3,683 million, down R$338 million YoY, mainly due to: (a) the sale of the Candiota plant with a reduction of 226 aMW and R$149 million at CGT Eletrosul, in line with Eletrobras' decarbonization strategy to be Net Zero by 2030; (b) write-off of Amazonas Energia S.A.'s revenues, amounting to
R$432 million, due to the fact that Eletronorte began not to recognize the effects of the invoiced electricity supply contract as the customer defaulted; and (c) reduction in the ACL price, with effects partially offset by the revenue increase of R$256 million related to the consolidation of Teles Pires, which took place in 4Q23.

Power supply for end consumers

Revenue from power supply for end consumers, in turn, is obtained directly from the end consumer, for example industries and retail. In 1Q24, supply revenues amounted to R$761 million, down R$313 million YoY. This reduction is mainly related to the lower volume of energy sold to industrial consumers covered by Law 13,182/15, particularly energy from the Itumbiara HPP in Furnas, and was caused by unilateral cancellations by customers of part of the contracted supply volumes. The reductions amounted to R$160 million, R$124 million and R$37 million at Furnas, Chesf and Eletronorte, respectively.

CCEE Revenue

Revenues from the CCEE (short term market) were R$701 million, up R$266 million YoY, due to the increase in energy settled (more decontracted energy available, due to the gradual decotization of the plants).

Operation and Maintenance Revenue - Plants Renewed by Law 12,783/2013

Operation and maintenance revenues were R$787 million, down R$242 million YoY, mainly reflecting the gradual decotization process of quota-holding plants (20% each year), mitigated by the effects of the annual adjustment of the Annual Generation Revenue - RAG, according to Homologatory Resolutions No. 3,068/2022 (2022-2023 cycle) and No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

Table 10 - Gross Revenue 1Q24 (R$ mn)

Gross Revenue	1Q24
	Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total	Eliminations	Consolidated IFRS
Power supply for distribution companies	-	1,872	116	1,505	191	3,684	-1	3,683
Power supply for end consumers	-	310	77	365	9	761	-	761
CCEE revenue (short term market)	-	188	228	284	2	701	-	701
Operation and maintenance revenue	-	263	518	7	-	787	-	787
Generation Revenues	-	2,633	938	2,161	202	5,934	-1	5,933
Non-recurring items - Adjustments	-	-	-	-	-	-	-	-
Adjusted Generation Revenue	-	2,633	938	2,161	202	5,934	-1	5,933

Earnings Release 1Q24 14

Table 11 - Gross Revenue 1Q23 (R$ mn)

Gross Revenue	1Q23
	Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total	Eliminations	Consolidated IFRS
Power supply for distribution companies	-	1,803	133	1,770	378	4,084	-63	4,021
Power supply for end consumers	-	471	201	403	-	1,074	-	1,074
CCEE revenue (short term market)	-	29	97	308	1	435	-	435
Operation and maintenance revenue	-	359	662	9	-	1,030	-	1,030
Generation Revenues	-	2,662	1,093	2,490	379	6,624	-63	6,560
Non-recurring items - Adjustments
(-) CCEE Reaccountings - Furnas	-	56	-	-	-	56	-	56
Adjusted Generation Revenue	-	2,718	1,093	2,490	379	6,680	-63	6,616

Generation Revenue by Contracting Environment

Below, we present Eletrobras’ trading results by contracting environment.

Table 12 - Generation Revenue by Contracting Environment (R$ mn)

Generation Revenue	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
R$ million	1Q24	% Y/Y	%Q/Q	1Q24	% Y/Y	%Q/Q	1Q24	% Y/Y	%Q/Q
(+) Regulated market	4,157	12.4	-5.8	302.2	-7.8	-3.6	2,744	4.7	-10.2
(+) Free Market	6,302	3.5	-3.7	155.0	-19.7	-20.2	2,133	-15.9	-24.0
(+) O&M (Quotas)	3,943	-25.1	-25.0	91.4	0.9	2.1	787	-23.6	-24.3
(+) ST Market (CCEE)	4,856	86.9	206.8	66.1	-14.8	-40.3	701	61.1	81.2
(=) Ex Other	19,259	9.1	8.2	151.3	-12.9	-18.4	6,366	-3.9	-12.7
(+) Other (1)	-	-	-	-	-	-	-1	-98.7	-98.8
(=) Total	-	-	-	-	-	-	6,365	-3.0	-11.9
Recurring	-	-	-	-	-	-	6,365	-3.8	-11.9
Non-recurring	-	-	-	-	-	-	0	-100.0	-

Generation Revenue	Regulatory Revenue (c)			Accounting Adjustment (d) **			Generation Revenue (R$ million) (e) = (c) + (d)
R$ million	1TQ4	1Q23	4Q23	1TQ4	1Q23	4Q23	1Q24	1Q23	% Y/Y	4Q23	%Q/Q
(+) Regulated market	2,744	2,620	3,056	-432	0	0	2,313	2,620	-11.8	3,056	-24.3
(+) Free Market	2,133	2,538	2,807	0	0	0	2,133	2,538	-15.9	2,807	-24.0
(+) O&M (Quotas)	787	1,030	1,040	0	0	0	787	1,030	-23.6	1,040	-24.3
(+) ST Market (CCEE)	701	435	387	0	0	0	701	435	61.1	387	81.2
(=) Ex Other	6,366	6,624	7,290	-432	0	0	5,934	6,624	-10.4	7,290	-18.6
(+) Other (1)	-1	-63	-69	0	0	0	-1	-63	-98.7	-69	-98.8
(=) Total	6,365	6,560	7,221	-432	0	0	5,933	6,560	-9.6	7,221	-17.8
Recurring	6,365	6,616	7,221	-432	0	0	5,933	6,616	-10.3	7,221	-17.8
Non-recurring	0	-56	0	0	0	0	0	-56	-100.0	0	-

*Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales).

** In 1Q24, Amazonas' revenue (R$432mn) is no longer recognized as revenue, but as a reducer of provisions.

Earnings Release 1Q24 15

2.1.2.	Transmission

Transmission revenue was R$4,559 million in 1Q24, up 8% YoY, with an increase of R$302 million in construction revenue and R$265 million in O&M, offset by a reduction of R$225 million in contractual transmission revenue.

O&M Revenue

O&M revenue increased by R$265 million YoY, mainly due to the publication of ANEEL;s Homologatory Resolution No. 3,216/2023, effective as of July/2023, which mainly includes the tariff readjustment for the 23/24 cycle, as well as the partial recognition of the Periodic Tariff Review of some tendered contracts. Eletronorte's O&M revenue from Contract 058/2001 increased by R$135 million. The increases at the other companies were as follows: Furnas R$83 million, CGT Eletrosul R$32 million and Chesf R$13 million.

Construction Revenue

Construction revenue for the periods is directly related to the investments made (appropriated and allocated) in transmission projects in progress. Construction revenue totaled R$586 million, up by R$302 million YoY, mainly reflecting works at (a) Furnas, with an invested amount of R$158 million in the renewed contract 062/2001; and (b) Eletronorte, in the amount of R$152 million in the 058/2001 contract.

Contractual Revenue

The contractual (financial) revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession. The accumulated IPCA from Jan- Mar/2023 was 2.0%, and from Jan-Mar/2024 was 1.82%. As for the IGP-M, the percentage changed from 0.60% to 0.29% in the same periods.

The impact on the Eletrobras companies was: (a) Furnas: -R$ 100 million, particularly contract 062 (RBNI R$13 million and RBSE -R$ 133million); (b) Chesf: -R$ 72 million; (c) Eletronorte: -R$ 42 million; and (d) CGT Eletrosul: -R$ 11 million. The negative variation observed in the RBSE values is due to the lower inflation in the period compared and the reduction of its average base due to the amortization of the existing balance.

It should be noted that the IPCA in 4Q23 was 0.78% compared to 1.82% in 1Q24, which had a positive impact of R$211 million at Furnas, R$155 million at Chesf, R$95 million at Eletronorte and R$52 million at CGT Eletrosul.

Such effect is due to the application of IFRS rules and differs from regulatory revenue, which was adjusted in July 2023, according to Homologatory Resolution No. 3.216/23.

Earnings Release 1Q24 16

Table 13 – Transmission Operating Revenue (R$ mn)

	1Q24	1Q23%		4Q23%
Transmission Revenues	4,559	4,336	5	4,558	0
Operation and maintenance revenue	1,899	1,753	8	1,723	10
Construction Revenue	586	284	106	1,272	-54
Contractual Revenue - Transmission	2,074	2,299	-10	1,562	33
Non-recurring items - Adjustments	-	-	-	-	-
Adjusted Transmission Operating Revenue	4,559	4,336	8	4,558	0

To check revenue by company, check the financial statements on the IR website.

Regulatory Revenue

The YoY variation in the regulatory transmission revenue was due to: (i) the RBSE re-profiling of approximately R$915 million, due to the entry of the new 23-24 cycle; (ii) the monetary restatement by the IPCA (most contracts) or IGP-M, of around R$120 million; and (iii) the new investments, tariff revisions, adjustment portions and others, of around R$191 million. It should be noted that ANEEL has extended the approval of the full RAP resulting from the Period Tariff Review for concession contracts 057/2001, 058/2001, 061/2001 and 062/2001 to 2024.

It should also be noted that the main difference between regulatory and IFRS revenues in 1Q24 is related to the increase in RBSE's RAP as a result of the re-profiling reported above. Under IFRS, the increase in RAP due to the re-profiling did not result in revenue recognition, since the balance of the contractual asset already provides for the increases in RAP, while under the regulatory method revenue is only recognized when the RAP is invoiced.

Table 14 – IFRS x Regulatory Revenue (R$ mn)

	1Q24			1Q23			Regulatory Variation (%)
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,663	419	2,081	1,597	-315	1,282	62.4
Chesf	1,358	202	1,560	1,449	-160	1,289	21.0
CGT Eletrosul	560	-33	527	514	-77	437	20.7
Eletronorte	1,059	-37	1,022	923	-62	861	20.7
Eliminations	-80	-8	-88	-146	640	493	-
TOTAL	4,559	543	5,102	4,336	25	4,361	17.0

Approved RAP x Regulatory Revenue 1Q24

The graph below shows the reconciliation between Approved RAP and regulatory revenue in 1Q24. Approved RAP corresponds to the RAP defined by Aneel for the availability of the facilities under Eletrobras' responsibility for the 2023/2024 cycle, as well as the Approved Adjustment Portion (AP) established by Aneel through Homologatory Resolution 3,216/2023, both proportioned for the quarter.

Earnings Release 1Q24 17

The discount on the variable portion is associated with the unavailability of transmission facilities, as regulated by Module 4 of the transmission rules. The Anticipation Apportionment is related to the difference arising from the collection deficit or surplus that occurs in the calculation carried out by the ONS, considered in the Credit Notice issued by the ONS, being offset through the Adjustment Portion, and should be treated as a pass through.

The CDE/Proinfa amounts refer to the energy development account and the incentive program for alternative sources of electricity, considered in the Credit Notices issued by the ONS. The CDE Fund with PIS/Cofins taxes refers to the amounts not collected as a result of the discounts on tariffs, which are compensated through the Adjustment Portion. It should be noted that these revenues should be treated as pass throughs, given that the transmission companies have the role of collecting these sector charges.

Graph 9 - Conciliation of RAP and Transmission Revenue 1Q24 (R$ mn)

2.2.	Other Income

Table 15 – Other operating income (R$ mn)

	1Q24	1Q23%		4Q23%
Other income	79	101	-21	79	-

Earnings Release 1Q24 18

2.3.	Operating Costs and Expenses

Table 16 – Operating Costs and Expenses (R$ mn)

	1Q24	1Q23%		4Q23%
Energy purchased for resale	737	639	15	942	-22
Charges on use of the electricity grid	972	810	20	984	-1
Fuel for electricity production	506	442	14	602	-16
Construction	642	398	61	1,371	-53
Personnel, Material, Services and Others	1,627	1,812	-10	2,156	-25
Depreciation and Amortization	997	903	10	899	11
Operating provisions	196	716	-73	3,359	-94
Costs and expenses	5,676	5,720	-1	10,313	-45
Non-recurring events
(-) Non-recurring PMSO events	-33[1]	-43	-23	-341	-90
(-) Non-recurring provisions	143[2]	-576	-125	-2,776	-105
(-) GSF cost allocated to Others in PMSO - Furnas	-	-	-	49	-
Recurring Costs and Expenses	5,786	5,101	13	7,245	-20

1 Effect of voluntary dismissal plans (PDVs) totaling R$33 million in the period; 2 The amounts of non-recurring provisions include: (a) reversal of ECE of R$355 million; (b) provision for onerous contracts of R$39 million; (c) reversal of estimated losses on investments of R$15 million; and (d) other provisions of R$474 million.

2.3.1.	Energy Purchased for Resale

Energy purchased for resale totaled R$737 million in 1Q24, up by R$ 98 million YoY, mainly due to: (a) an update by the IPCA in the contract prices by subsidiaries in the amount of around R$26 million; (b) Eletronorte, up R$28 million, of which R$20 million refers to the consolidation of Teles Pires, with no counterpart in 1Q23; and (c) Chesf, up R$17 million, as a result of additional 18 aMW in electricity purchased for resale compared to the previous period.

2.3.2.	Charges on Use of Electricity Grid

Charges on use of electricity grid totaled R$972 million in 1Q24, up R$162 million YoY. The variation in the Transmission System Usage Charge is justified by ANEEL Homologatory Resolutions No. 3066/2022 (2022-2023 cycle) and No. 3217/2023 (2023-2024 cycle). The impacts were: Eletronorte, +R$115 million, of which R$96 million refers to the consolidation of the Teles Pires plant, Chesf +R$33 million, Furnas +R$30 million and CGT Eletrosul -R$7 million reflecting the sale of Candiota.

2.3.3.	Fuel for electricity production

Costs associated with the use of fuel to produce electricity totaled R$506 million in 1Q24, up R$64 million YoY, with the key drivers being : (a) Eletronorte with R$136 million net of recovery of expenses, referring to the increase in cost and volume of natural gas of R$105 million due to dispatches Outside the Order of Merit and Price (FOMP) requested by the National System Operator (ONS), an increase of R$23 million in ICMS tax reversal on sales of Mauá 3 TPP due to ICMS exemption outside the state of Amazonas, and a reduction of R$63 million due to a 36.45% decrease in the collection of ancillary natural gas expenses (ship or pay of transportation and margin) with a consequent reduction of R$70 million in the recovery of CCC expenses; (b) CGT Eletrosul saw a reduction of R$33 million reflecting the sale of the Candiota TPP and (c) Furnas saw a reduction of R$40 million due to the lower dispatch of the Santa Cruz TPP in 1Q24.

Earnings Release 1Q24 19

2.3.4.	Construction

Costs related to construction totaled R$642 million in 1Q24, up R$244 million YoY, with the following standing out: (a) Furnas, up R$157 million due to contract 062-2001-RBNIs; (b) Eletronorte, up R$152 million, primarily due to the renewed contract 058/2001; (c) CGT Eletrosul, R$25 million more investments in transmission, specifically in reinforcements and improvements to meet ANEEL's regulatory demands. This was partially offset by (d) Chesf, with a R$ 90 million reduction.

2.3.5.	PMSO – Personnel, Material, Services and Other

Personnel

Recurring personnel costs totaled R$945 million in 1Q24, down 7% on the R$1,020 million of 1Q23, mainly reflecting the savings generated by the Voluntary Dismissal Plans (VDPs) totaling R$284 million partially offset by the effects of the 2023-24 Collective Bargaining Agreement of 4.18% (R$35 million), new hires (R$44 million), R$82 million pro rata profit sharing, which in 2023 was not recognized in 1Q23, and miscellaneous increases (R$37 million). It should be noted that the Personnel figure includes R$16 million related to compensatory bonuses for salary readjustment to align the Company's practices with market standards.

Non-recurring effects: Voluntary Dismissal Plans (VDPs) totaling R$ 33 million in the period.

Material

Material costs totaled R$46 million, up by R$1 million YoY, with no significant variations and no non-recurring effects in the quarter.

Services

Recurring service costs totaled R$439 million, down R$28 million YoY, mainly reflecting: (a) R$58 million cost reduction at Furnas due to the reclassification of some benefits to the Personnel account and a reduction in consultancy services; (b) R$12 million decrease at CGT reflecting the sale of Candiota; (c) R$8 million decrease at Chesf; (d) R$11 million reduction at Eletronorte. This decline was partially offset by a R$32 million increase at the holding company, with the emphasis on expenses of R$20 million for legal services, as well as R$13 million for auditing, consulting and IT services. The services account had no non-recurring effects in the quarter.

Other

Other recurring costs and expenses totaled R$165 million in 1Q24, down R$158 million YoY, mainly reflecting: (a) a 94% reduction in retiree benefits, especially at Chesf, which were reclassified as of 3Q23; (b) a 70% reduction in indemnities, losses and fines due to events that occurred in 1Q23 and did not occur in 1Q24, such as a R$13 million loss on the write-off of receivables at the Holding Company, R$24 million in losses on the deactivation of non-reversible assets at Furnas and miscellaneous convictions of R$10 million; (c) in insurance there was a 24% reduction related to the optimization of the corporate insurance structure with unified contracts for transportation insurance, D&O, operational risk, among others, for the total amount of R$9 million.

Earnings Release 1Q24 20

Table 17 – PMSO 1Q24 (R$ mn)

PMSO (R$ million)	1Q24
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Eliminations	Consolidated IFRS
Personnel	138	275	214	214	104	0,5	945	-	945
Voluntary Dismissal Plan (VDP) – Provision	-	-	25	8	-	-	33	-	33
Material	4	12	13	13	4	-	46	-	46
Services	115	115	75	96	37	0,7	439	-	439
Other	27	39	41	48	9	0,2	165	-	165
PMSO	283	440	368	379	154	1	1,627	-	1,627
Non-recurring
Personnel: Incentive Plans (PAE, PDC)	-	-	-25	-8	-	-	-33	-	-33
Recurring PMSO	283	440	343	372	154	1	1,594	-	1,594

Table 18 – PMSO 1Q23 (R$ mn)

PMSO (R$ million)	1Q23
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Eliminations	Consolidated IFRS
Personnel	95	274	193	288	130	0,4	981	-	981
Voluntary Dismissal Plan (VDP) – Provision	4	-	3	-17	-	-	-10	-	-10
Material	-	17	9	14	5	-	45	-	45
Services	83	172	84	107	49	0,7	495	-	495
Other	58	96	43	93	17	-	307	5	302
PMSO	240	559	332	484	202	1	1,812	5	1,812
Non-recurring
Personnel: Incentive Plans (PAE, VDP); and Labor Claims (Furnas)	-4	39	-3	17	-	-	49	-	49
Services: Consultancy costs associated with transformation	-28	-	-	-	-	-	-28	-	-28
Other: Indemnities, losses and damages (Furnas); and Legal costs (except labor costs) / CDE Inspection (Eletronorte)	-	-24	-	-39	-	-	-63	-	-63
Recurring PMSO	208	574	329	462	202	1	1,775	5	1,770

Earnings Release 1Q24 21

Table 19 – PMSO IFRS (R$ mn)

	1Q24			1Q23		4Q23
	Total (a)	Non-recurring (b)	Recurring (c) = (a) - (b)	Recurring	% Chg.	Recurring	% Chg.
Personnel	978	33	945	1,020	-7	1,005	-6
Material	46	-	46	45	3	99	-54
Services	439	-	439	467	-6	576	-24
Others	165	-	165	239	-31	135	22
Total	1,627	33	1,594	1,770	-10	1,815	-12

For comparative purposes, the PMSO value at 1Q23 was adjusted at "Personnel" reflecting the accounting standardization with reclassification of accounts at Furnas in the amount of R$39 million.

Table 20 – Other Costs and Expenses (R$ mn)

	1Q24	1Q23%		4Q23%
Indemnization, losses and fines	30	99	-70	123	-76
Insurance	25	33	-24	31	-19
Donations and contributions	53	47	13	34	56
Invested	16	3	433	31	-48
Rent	8	94	-91	22	-64
Taxes	-28	5	-660	20	-240
Recovery of expenses	-40	-15	167	-121	-67
Others	101	120	-16	44	130
Total	165	386	-57	184	-10

Operating Provisions

Table 21 – Operating Provisions (R$ mn)

	1Q24	1Q23%		4Q23%
Provision/Reversal for Litigation	139	-550	-125	-380	-137
Estimated losses on investments	-15	-	-	254	-106
Provision for Implementation of Actions - Compulsory Loan	-9	-22	-57	22	-142
ADA – Loans and Financing	-4	-4	-	-9	-51
ADA - Consumers and resellers	-132	-57	130	-383	-66
Onerous contracts	39	-	-	-862	-104
Results of actuarial reports	-128	-140	-	-	-
Other	-84	58	-246	-2,002	-96
Operating Provisions / Reversals	-196	-716	-66	-3,359	-94
Non-recurring items / Adjustments	-143	576	-130	2,776	-106
Provision/Reversal for Litigation	-139	550	-125	380	-137
Estimated losses on investments	15	-	-	(254)	-106
Provision for Implementation of Actions - Compulsory Loan	9	22	-59	(22)	-141
ADA – Loans and Financing	4	4	-	9	-56
Onerous contracts	-39	-	-	862	-105
Provision for demobilization	-	-	-	35	-
RGR refund	-	-	-	69	-
Fair value measurement of assets available for sale	-	-	-	742	-
Impairment	6	-	-	956	-99
Adjusted Provisions/Reversals	-367	-139	-	-582	-42

Positive values in the table above mean a reversal of the provision.

Earnings Release 1Q24 22

▪	Provision for Litigation: went from a provision of R$550 million in 1Q23 to a reversal of R$139 million in 1Q24, with the main factors being: (a) reversal at the Parent Company of R$338 million in compulsory loan contingencies, due to an economically favorable result in the agreements, in the amount of R$357 million; (b) reversal at Chesf of two civil lawsuits for R$131 million in dispute over land expropriated for the formation of the Sobradinho HPP lake; and (c) a variation of R$141 million at Furnas, with emphasis on labor constitutions of R$23 million, civil constitutions of R$35 million, regulatory constitutions of R$15 million and land constitutions of R$10 million.
▪	Onerous contracts: R$39 million due to the reversal of onerousness in the Jirau Energia contract by
R$ 13 million and the revision of the calculations of onerous contracts at CGT Eletrosul by R$ 24 million.
▪	Estimated allowance for doubtful accounts (ADA) - consumers and resellers: rose from a provision of R$57 million in 1Q23 to R$132 million in 1Q24, particularly Chesf's provision of R$66 million on consumers and concessionaires in transmission and Eletronorte's provision of R$78 million related to the warranties from Amazonas Energia to Breitner Energética. This amount includes guarantees for the months of Sep-Dec/23 and Jan-Mar/24 of around R$11 million per month.
▪	Result of actuarial reports: provision of R$128 million relating to the cost of interest and the cost of current services defined in the reports for the 2024 financial year, which are now recorded on an accrual basis when compared to the entries made previously at the end of the year.

2.4.	Equity Holdings

Table 22 – Equity Holdings (R$ mn)

	1Q24	1Q23%		4Q23%

Highlights Affiliates
Eletronuclear	103	-31	-437	-386	-127
CEB Lajeado	-	-	-	12	-100
Cemar	52	54	-4	81	-36
CTEEP	230	268	-14	358	-36
Emae	8	-	-	21	-63
Lajeado	-	28	-100	35	-100
Highlights SPEs
IE Madeira	65	60	9	42	56
BMTE	55	44	24	51	8
Chapecoense	50	44	14	39	28
ESBR Jirau	36	12	206	13	178
IE Garanhuns	20	17	18	13	47
Norte Energia	-174	-61	185	-133	31
Other Equivalents	132	74	78	118	12
TOTAL Equity Holdings	576	509	13	264	118

The result was positively influenced by CTEEP results of R$ 230 million and Eletronuclear results of R$ 103 million, offset by affiliated company Norte Energia, reflecting higher operating costs and expenses, lower financial results and lower revenues.

Earnings Release 1Q24 23

2.5.	EBITDA
2.5.1.	Adjusted IFRS EBITDA

Adjusted IFRS EBITDA reached R$4,505 million, down 19% YoY. The drop in generation revenues, added to the increase in operating costs, was partially offset by the positive effects of the increase in transmission revenues and PMSO reduction.

Table 23 – Consolidated EBITDA (R$ mn)

	1Q24	1Q23%		4Q23%

Result for the Period	331	406	-18	893	-63
+ Provision for Income Tax and Social Contribution	305	448	-32	-3,265	-109
+ Financial Result	2,988	3,133	-5	2,527	18
+ Amortization and Depreciation	997	903	10	899	11
EBITDA	4,620	4,890	-6	1,055	338
Revenue Adjustments	-	56	-	-	-
Cost and Expense Adjustments	33	43	-23	292	-89
Provision Adjustments	-143	576	-125	2,776	-105
Other Income and Expenses Adjustments	-5	11	-145	-283	-98
Adjusted EBITDA	4,505	5,577	-19	3,840	17

2.5.2.	Adjusted Regulatory EBITDA

In addition, for a more thorough analysis of the Company's cash dynamics, it is recommended to evaluate the performance of the Adjusted Regulatory EBITDA.

In this case, the 3% increase in net revenue was leveraged by a reduction in costs and expenses and an improvement in the result from equity holdings, which led to a 5% increase in EBITDA when comparing 1Q23 with 1Q24.

Table 24 – Regulatory EBITDA (R$ mn)

	1Q24	1Q23%		4Q23%
Net Revenue (1)	9,268	8,956	3	10,275	-10
- Energy resale, grid, fuel and construction	-2,390	-2,070	15	-2,763	-13
- Personnel, Material, Services and Others	-1,695	-1,910	-11	-1,817	-7
- Operating Provisions (1)	-208	-27	679	-474	-56
- Other income and expenses	-	-	-	173	-
+ Equity Holdings	446	223	100	249	79
Adjusted Regulatory EBITDA	5,422	5,173	5	5,642	-4

(1) Excluding the effect of Amazonas Energia in the amount of R$432 million on revenue and operating provisions.

Earnings Release 1Q24 24

2.6.	Financial Result

Table 25 – Financial Results (R$ mn)

	1Q24	1Q23%		4Q23%
Financial Income	675	1,071	-37	844	-20
Income from interest, fines, commissions and fees	32	145	-78	-15	-312
Income from financial investments	574	786	-27	755	-24
Late payment surcharge on electricity	47	57	-18	51	-9
Other financial income	74	150	-51	111	-34
(-) Taxes on financial income	-51	-67	-23	-58	-12
Financial Expenses	-2,470	-3,010	-18	-2,449	1
Debt charges	-1,619	-1,852	-13	-1,269	28
CDE obligation charges	-610	-553	10	-593	3
River basin revitalization charges	-85	-88	-4	-91	-6
Financial discount for anticipation - ENBpar	-	-335	-	-	-
Other financial expenses	-15	-181	-14	-496	-69
Net Financial Items	-1,192	-1,195	0	-922	29
Monetary changes	-347	-394	-12	-313	11
Exchange rate variations	-2	163	-101	-25	-90
Change in fair value of hedged debt net of derivative	-191	-	-	-278	-31
Monetary updates - CDE	-493	-604	-18	-217	127
Monetary updates - river basins	-87	-127	-32	-89	-2
Change in derivative financial instrument not linked to debt protection	-72	-233	-69	-	-
Financial Results	-2,988	-3,133	-5	-2,527	18
Adjustments	-	687	-	404	-
(-) Income from Distribution Companies + AIC	-	-35	-	20	-
(-) Monetary restatement of compulsory loans	209	378	-	238	-
(-) Interest and exchange variation on ITAIPU sale to ENBPar	-	335	-	-	-
(-) Reversal of penalties for unavailability - CGT Eletrosul	-	8	-	-	-
(-) PIS/Cofins (IOE)	-	-	-	146	-
Adjusted Financial Result	-2,779	-2,446	22	-2,123	41

In 1Q24, the adjusted financial result was negative R$2,988 million, compared to negative R$2,466 million in 1Q23. The main YoY variations were:

▪	Lower debt charges, which went down from R$1,852 million in 1Q23 to R$ 1,619 million in 1Q24 due to the IPCA variation of 2.1% 1Q24 x 1.4% 1Q23 coupled with CDI reduction.
▪	Monetary restatement (Selic) on the contingency provision for compulsory loans declined from R$377 million in 1Q23 to R$ 207 million in 1Q24, due to the reduction in the provision inventory and the variation of the Selic rate.
▪	CDE obligation charges and CDE monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, the charge being 7.6% per year) amounted to R$ 1.1 billion in 1Q24. These obligations were established by Law 14,182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for power generation for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
Earnings Release 1Q24 25

▪	Hydrographic basin revitalization charges (5.67% charge), of R$85 million in 1Q24, and Monetary updates - river basins of R$87 million. These obligations were established by Law 14,182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for power generation, for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
▪	Variations in derivatives: positive variation in derivatives in the amount of R$ 161 million mainly due to gains of R$ 72 million with derivatives at Eletronorte in 1Q24, influenced by the variation in the quantity of energy, macroeconomic indices (dollar and Selic) and the aluminum price projection on the London Metal Exchange - LME, which is used as a benchmark for payment of the premium provided for in the contract with Albras.
▪	Other financial expenses: effect of R$ 27 million, mainly due to the increase in the items at Furnas for interest on arrears without the payment of COFINS in the amount of approximately R$ 18 million and bank guarantees in the amount of approximately R$ 5 million.
▪	Variation in the fair value of protected debt (hedge) net of derivative: In 2Q23, Eletrobras entered into a derivative transaction called Cross Currency Swap, aiming at hedging the issued bonds against exchange rate fluctuations, assuming a liability position in Reais and the change in value of the liability linked to the variable interest curve in Reais (CDI). In 1Q24, there was a negative effect of R$191 million as a result of the variation in the nominal value of the asset during the period, as well as a depreciation of the notional dollar against the real, which did not occur in 1Q23.

Table 26 – CDE Charges and Projects - Law 14,182/2021 (R$ mn)

	1Q24
	Furnas	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-175	-255	-179	-610
Debt charges - Revitalization of river basins	-22	-34	-29	-85
Passive monetary restatement - CDE obligations	-142	-206	-145	-493
Passive monetary restatement - Revitalization of river basins	-23	-35	-29	-87
Total CDE charges and Projects - Law 14,182/2021	-362	-530	-383	-1,275
2.7.	Current and Deferred Taxes

Table 27 – Income Tax and Social Contribution (R$ mn)

	1Q24	1Q23%		4Q23%
Current income tax and social contribution	-22	-398	-95%	-45	-52%
Deferred income tax and social contribution	-283	-50	471%	3.31	-109%
Income tax and social contribution Total	-305	-448	-32%	3.265	-109%
Adjustments	-	-	-	-2.907	-
IOC / Tax Savings - Furnas and Eletronorte ¹	-	-	-	-453	-
Constitution of negative tax base - SAESA	-	-	-	-2.454	-
Adjusted income tax and social contribution	-305	-448	-32%	358	-185%

¹ The PIS/Cofins related to the IOC issued by Furnas and Eletronorte is included in the Financial Result.

Earnings Release 1Q24 26

3.	Debt and receivables

Gross debt reached R$60.8 billion in 1Q24, in line with 4Q23 and an increase of R$2.7 billion vs 1Q23. In 1Q24 we raised R$493 million in bank debt.

In 1Q24, considering the new funding/amortizations and the 100 bps reduction in the basic interest rate (SELIC), the average term of the debt was reduced by 1.5 months and cost decreased 58 bps, resulting in an average cost of CDI + 0.9288% p.a. at the end of the period.

The net debt/adjusted regulatory EBITDA ratio reached 2.0x in 1Q24. For covenant purposes the net debt/ EBITDA ratio is 2.06x in 1Q24 and 1.95x in 1Q23.

In April, we carried out Eletrobras’ first joint and coordinated issuance with standardized instruments, which resulted in lower costs. We issued R$5.5 billion in debentures: R$3 billion in Eletrobras, R$1 billion in Chesf, R$1 billion in Eletronorte and R$500 million in CGT Eletrosul with rates of CDI +0.85% for 5 years, CDI + 1% for 7 years and IPCA +6.3423% for 7 years for CGT and Eletronorte. Of the total R$5.5 billion raised in Apr/24, around R$3.4 billion was used to repay debts in 2024.

3.1.	Holding / Parent Company and Consolidated

Graph 10 - Loans and Financing Payable (R$ billion)

3.1.1.	Net Debt

Table 28 – Net Debt (R$ mn)

	03/31/2024	12/31/2023
(+) Gross Debt	60,751	60,780
(+) Derivatives (currency hedge) Net	196	658
(-) (Cash and Cash Equivalents + Current Securities)	17,327	18,967
(-) Financing receivable	654	628
(-) Net balance of Itaipu Financial Assets	-	80
Net Debt	42,966	41,763

Earnings Release 1Q24 27

Table 29 – Net Debt Breakdown

Creditor	Index	Average cost (per year)	Total Balance (R$ thousand)	Share of Total (%)
Debentures and other securities	CDI	CDI + 1.00% to 2.17%, 117.6% CDI	12,952,641	21.32
Debentures and other securities	IPCA	IPCA + 3.75% to 7.49%	14,630,230	24.08
BNDES	IPCA, TJLP, Fixed rate	IPCA + 5.38% to 6.41%; TJLP to TJLP + 3%	8,201,269	13.50
Banco do Brasil	CDI, IPCA, TJLP, CDI	TJLP + 2%, CDI + 1.65% to 2.25%, IPCA + 6.56%	4,468,641	7.36
Petrobras / Vibra Energia	Selic	Selic	2,164,176	3.56
Caixa Econômica Federal	IPCA	IPCA + 6.56%	1,463,284	2.41
Bradesco	CDI, IPCA	IPCA + 6.56%; CDI + 2% to 2.09%	1,463,284	2.41
Itaú	IPCA, CDI	IPCA + 6.56%; CDI + 1.60% to 2.28%	1,291,430	2.13
Banco do Nordeste do Brasil	CDI, IPCA	IPCA + 2.74% to 6.56%, 3% to 10%, TFC + 2% to 3%	956,653	1.57
Other creditors	CDI, IPCA, TJLP, Fixed rate	IPCA + 6.56%, CDI + 2% to 2.17%, 122.84% CDI, TJLP + 5%; pre-fixed rate up to 10%	6,264,594	10.31
Foreign Currency - Bonds and other debts	USD	-	6,687,432	11.01
Foreign currency - other debts	EUR	2,00% to 4,50%	207,691	0.34
TOTAL			60,751,325	100

*It should be noted that the Company has carried out currency hedge operations for some of its foreign currency debts, which with their respective equivalent rates (post hedge) linked to the CDI are shown below:

2025 Bonds - 97.41% of CDI

2030 Bonds - CDI + 1.70% p.a.

Citibank - CDI + 1.70% p.a.

** Exposure to BNDES only considers contracts of the BNDES direct line.

Earnings Release 1Q24 28

4.	Loans and Financing (Receivables)
4.1.	Holding / Parent Company and Consolidated

Graph 11 – Receivables (R$ billion)

Does not include ADA of R$3,989 million and current charge.

4.2.	RBSE

The RBSE RAP estimate of the Economic Component for the 2023-2028 tariff cycle presented in the 4Q23 earnings release was defined based on the information published by ANEEL in the 2018 Periodic RAP Review. It should be noted that this portion of the revenue is under Public Consultation in CP ANEEL 12/2024, which aims to obtain subsidies regarding the RAP Review of the Extended Transmission Concession Contracts under the terms of Law No. 12,783/2013, with a review date of July 1, 2023.

Based on the preliminary data published in CP 12/2024, the preliminary net remuneration base (BRL) forecast for July/2027 is around R$ 6.8 billion, which may change after the conclusion of the Public Consultation.

Once the result of the 2023 Periodic RAP Review is approved, we will present a new table with updated values.

It is worth noting that, in accordance with MME Ordinance No. 120/2016, the undepreciated values of the assets that make up the RBSE economic component must constitute the companies' remuneration base, so the revenue from this portion does not have a pre-defined closing date. Revenue will be recognized as long as there is an undepreciated asset base. It is worth noting that land and easements do not depreciate.

RBSE Financial Component

In April 2023, ANEEL issued Technical Note 085/2023, which addresses the comments on the calculations presented as part of the payment of RBSE's financial component in Technical Note 085/2022-SGT/ANEEL of June 2022, which in turn revisited the requests for reconsideration filed as part of payment of RBSE's financial component and re-profiling. The document does not constitute a decision by ANEEL, and therefore has no practical effect as of the date of publication of this document, since it depends on a decision by the ANEEL board, and therefore had no impact on Homologatory Resolution 3,216/23, which established the RAPs for the 2023-2024 cycle. The Company continues to monitor and act on the issue so that the assumptions, methodologies and calculations considered so far remain in force.

Earnings Release 1Q24 29

5.	Investments

Table 30 – Investments (R$ mn)

	1Q24	1Q23%		4Q23%
Generation Corporate	483	476	1	1,238	-61
Implementation / Expansion	281	274	3	492	-43
Maintenance	202	202	-	746	-73
Transmission Corporate	627	477	31	1,372	-54
Expansion	4	32	-88	80	-95
Reinforcements and Improvements	585	182	221	1,053	-44
Maintenance	38	263	-86	239	-84
Infrastructure and Others	87	67	30	295	-71
SPEs[1]	5	101	-95	1,728	-100
Generation - Contributions	-	29	-	53	-
Generation - Acquisition	-	64	-	1,098	-
Transmission - Contributions	5	8	-38	-	-
Transmission - Acquisition	-	-	-	577	-
Total	1,202	1,121	7	4,632	-74

1 Capital contribution

Earnings Release 1Q24 30

Generation

Investments in generation totaled R$483 million in 1Q24, with the main projects being:

▪	Implementation and Expansion: Around R$ 279 million of CGT Eletrosul's investment in the deployment of materials for the Coxilha Negra wind farm; R$ 2 million from Chesf for the Casa Nova B wind farm;
▪	Maintenance: Chesf with R$ 98 million, highlighting equipment replacement at Paulo Afonso IV and Sobradinho totaling R$ 42 million; Eletronorte with R$ 46 million, highlighting the Tucuruí and Mauá 3 TPP plants; and Furnas with R$ 18 million in maintenance and modernizations.

Transmission

Investments in transmission totaled R$ 627 million in 1Q24, with the following standing out:

▪	Chesf - R$188 million in reinforcements, improvements and maintenance/other, with R$120 million in large-scale reinforcement and improvement projects;
▪	Furnas - R$ 149 million in reinforcements, improvements and maintenance/others, with R$ 52 million in small reinforcements and improvements and R$ 92 million in large reinforcements and improvements;
▪	Eletronorte - R$ 210 million in reinforcements, improvements and maintenance, of which R$ 115 million in reinforcements and major improvements in more than 40 projects;
▪	CGT Eletrosul - R$77 million in various transmission projects, of which R$24 million in reinforcements and small-scale improvements.
Earnings Release 1Q24 31

6.	ESG

Table 32 – ESG Metrics 1Q24

Pilar	Metric	1Q24	1Q23	Variation	Results Analysis
Prosperity	Investment in Technology and Innovation	R$ 120.6 million	R$ 123.6 million	-2.4%	Slight variation, considering these are preliminary figures.
People	Accident Frequency Rate - own employees (with time off)	0.96	2.87	-66.6%

The result reflects the new culture project started in 2023, which has unfolded into several initiatives, including:

✓   Commitments for Life, where more than 90% of employees in the operations and engineering areas have already been trained.

✓   The reporting and handling of incidents are more mature and have resulted in action plans for the whole Company, which are monitored periodically.

	Women in the workforce (%)	18.6%	18.3%	0.3p.p.	A Diversity & Inclusion plan is currently being drawn up.
	Management positions held by women (%)	25.8%	24.2%	1.6p.p.
Governance	Investigation of complaints dealt within the term (%)	99%	98%	1.0p.p.	Slight variation, with an improvement of 0.4%, reaching 99% of complaints investigated. The consistency of the data shows the maturity of the process. It should be considered that the response time was reduced from 180 to 120 days between 2023 and 2024.

Note: The figures presented are partial, preliminary and didn’t go through assurance, and may be adjusted in accordance to the processes of calculating, verifying and updating the data.

Earnings Release 1Q24 32

7.	Cash Flow

Cash generated by operating activities reached R$3,467 million in 1Q24, a 61% increase on the R$2,147 million recorded in 1Q23. Positive free cash flow totaled R$1,659 million in the quarter.

Cash generation in 1Q24 was used to: (a) service debt (R$3,017 million), (b) make investments (R$1,809 million) and (c) pay litigation (R$953 million).

Table 32 – Cash Flow (R$ mn)

	1Q24	1Q23%
Adjusted Regulatory EBITDA	5,398	5,140	5
Income Tax and Social Contribution	-323	-602	-46
Working Capital	-829	-1,550	-47
Privatization Charges	-924	-850	9
Dividends Received	145	9	1530
Operating Cash Flow	3,467	2,147	61
Investments	-1,809	-1,456	24
Free Cash Flow	1,659	691	140
Debt Service	-3,017	-2,797	8
Capital Investments	-	-148	-
Litigation	-953	-504	89
Net funds raised	525	15	3496
Receipt of loans and financial charges	147	183	-20
Dividends	-	-229	-
Net Cash	-1,640	-2,788	-41

Earnings Release 1Q24 33

8.	Appendices

Results by company in Excel will be available soon at Eletrobras IR website.

8.1.       Appendix 1 – Financial Statements

Table 33 – Balance Sheet (R$ thousand)

	P A R E N TC O M P A N Y		C O N S O L I D A T E D
ACTIVE	03/31/2024	12/31/2023	03/31/2024	12/31/2023
CURRENT
Cash and cash equivalents	5,548,216	5,698,457	11,492,219	13,046,371
Restricted cash	50,892	250,060	672,096	572,869
Securities	1,391,570	2,477,747	5,834,741	5,920,171
Clients	111	-	4,979,270	5,210,482
Transmission contract assets	-	-	10,587,229	11,159,426
Financing, loans and debentures	1,174,347	1,099,798	477,296	367,741
Remuneration for equity holdings	1,666,615	2,358,819	831,182	871,558
Taxes and Contributions	463,728	893,865	1,066,325	1,274,969
Income tax and social contribution	348,745	554,421	2,821,984	2,932,258
Right to compensation	777,508	940,268	804,649	980,206
Warehouse	207	204	449,006	426,690
Derivative financial instruments	-	-	301,778	373,606
Others	428,026	414,679	1,755,696	1,698,824
	11,849,965	14,688,318	42,073,471	44,835,171

Assets held for sale	221,972	221,972	3,156,164	3,187,141
	12,071,937	14,910,290	45,229,635	48,022,312

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	-	-	2,588,233	2,200,078
Right to compensation	1,184,203	1,332,167	1,231,700	1,385,479
Financing, loans and debentures	6,667,001	6,852,841	176,887	260,409
Clients	-	-	635,002	649,446
Securities	431,900	432,355	432,258	432,724
Taxes and Contributions	1,322,023	804,582	1,676,731	1,153,616
Deferred income tax and social contribution	-	-	6,211,483	6,725,087
Bonds and linked deposits	3,514,706	3,337,816	6,193,608	6,246,082
Transmission contractual assets	-	-	50,082,574	50,052,912
Others	1,432,315	1,495,993	1,140,904	1,053,164
	14,552,148	14,255,754	70,369,380	70,158,997

INVESTMENTS
Equity accounted	142,927,008	141,814,345	32,524,208	32,100,302
Held at fair value	1,014,238	1,046,762	1,070,477	1,104,381
	143,941,246	142,861,107	33,594,685	33,204,683

FIXED ASSETS	197,571	201,942	35,762,038	35,805,421

INTANGIBLE	137,454	129,890	79,425,463	79,866,241

	158,828,419	157,448,693	219,151,566	219,035,342

TOTAL ASSETS	170,900,356	172,358,983	264,381,201	267,057,654

Earnings Release 1Q24 34

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
LIABILITIES AND SHAREHOLDER’S EQUITY	03/31/2024	31/12/2023	03/31/2024	31/12/2023

CURRENT
Loans, financing and debentures	10,195,981	7,782,422	14,474,244	11,330,847
Compulsory loans - Agreements	1,545,937	896,746	1,545,937	896,746
Compulsory loans	1,291,258	1,257,291	1,291,258	1,257,291
Suppliers	104,543	155,989	1,852,650	2,963,867
Taxes and Contributions	55,502	241,541	654,686	992,887
Income tax and social contribution	-	-	56,673	29,675
Onerous contracts	-	-	191,170	120,660
Shareholder remuneration	1,101,700	1,110,416	1,111,080	1,154,836
Personnel obligations	210,298	213,767	1,437,354	1,634,933
Post-employment benefits	-	-	283,467	292,990
Provisions for disputes	1,869,249	1,993,061	2,118,619	2,290,873
Sector charges	-	-	854,834	765,619
Obligations under Law 14,182/2021	-	-	2,178,746	2,161,176
Leasing	10,889	10,959	37,927	44,020
Others	38,453	89,312	475,986	948,907
	16,423,810	13,751,504	28,564,631	26,885,327

Liabilities associated with assets held for sale	-	-	228,933	274,464
	16,423,810	13,751,504	28,793,564	27,159,791

NON-CURRENT
Loans, financing and debentures	25,417,012	28,354,875	46,277,080	49,449,443
Provisions for disputes	14,605,796	15,598,552	23,367,962	24,250,819
Post-employment benefits	875,996	859,753	5,379,939	5,293,808
Obligations under Law 14,182/2021	-	-	37,691,392	37,358,230
Onerous contracts	-	-	841,340	950,468
Leasing	22,285	24,972	167,723	172,727
Concessions payable - Use of public assets	-	-	569,139	566,172
Advances for future capital increases	100,828	98,252	100,828	98,252
Derivative financial instruments	193,302	645,302	195,602	657,514
Sector charges	-	-	412,801	432,341
Taxes and Contributions	-	-	531,889	574,781
Deferred income tax and social contribution	429,775	440,834	5,474,108	5,721,830
Others	249,280	251,567	1,862,656	1,906,834
	41,894,274	46,274,107	122,872,459	127,433,219

SHAREHOLDERS’ EQUITY
Share capital	70,099,826	70,099,826	70,099,826	70,099,826
Share issue costs	-108,186	-108,186	-108,186	-108,186
Capital Reserves and Granted Equity Instruments	13,896,728	13,889,339	13,896,728	13,889,339
Treasury shares	-2,114,256	-2,114,256	-2,114,256	-2,114,256
Earnings Release 1Q24 35

Profit reserves	37,536,595	37,536,595	37,536,595	37,536,595
Proposed additional dividend	216,114	216,114	216,114	216,114
Accumulated profit	336,132	-	336,132	-
Accumulated other comprehensive income (loss)	-7,280,681	-7,186,060	-7,280,681	-7,186,060
Controlling shareholders	112,582,272	112,333,372	112,582,272	112,333,372

Non-controlling shareholders	-	-	132,906	131,272

TOTAL SHAREHOLDERS' EQUITY	112,582,272	112,333,372	112,715,178	112,464,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	170,900,356	172,358,983	264,381,201	267,057,654

Earnings Release 1Q24 36

Table 34 - Income Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	03/31/2024	31/12/2023	03/31/2024	03/31/2024
CONTINUING OPERATIONS

Net operating revenue	14,662	13,294	8,718,271	9,209,833

Operating costs	-32	-25	-4,499,682	-4,014,975

GROSS PROFIT	14,630	13,269	4,218,589	5,194,858

Operating expenses	-107,137	-277,469	-1,175,912	-1,705,350

OPERATING RESULT BEFORE FINANCIAL RESULT	-92,507	-264,200	3,042,677	3,489,508

FINANCIAL RESULT

Income from interest, fines, commissions and fees	247,318	260,951	32,234	145,499
Income from financial investments	212,567	291,690	573,675	785,665
Late payment surcharge on electricity	-	-	48,816	57,028
Other financial income	67,282	125,571	73,628	149,812
(-) Taxes on financial income	-28,173	-38,584	-51,447	-66,637
Financial income	498,994	639,628	674,906	1,071,367

Debt charges	-754,978	-634,071	-1,619,496	-1,851,848
CDE obligation charges	-	-	-609,710	-553,101
River basin revitalization charges	-	-	-85,047	-88,245
Early financing discount -ENBpar	-	-335,377	-	-335,377
Other financial expenses	-54,746	-67,019	-156,034	-180,945
Financial expenses	-809,724	-1,036,467	-2,470,287	-3,009,516

Monetary updates – CDE	-	-	-493,374	-603,745
Monetary updates - river basins	-	-	-86,773	-127,405
Monetary updates	-330,108	-343,182	-346,776	-393,556
Exchange rate variations	896	150,742	-2,444	162,950
Change in fair value of hedged debt net of derivative	-174,969	-	-191,053	-
Change in derivative financial instrument not linked to debt protection	-	-	-71,976	-232,916
Financial items, net	-504,181	-192,440	-1,192,396	-1,194,672

	-814,911	-589,279	-2,987,777	-3,132,821

PROFIT BEFORE EQUITY HOLDINGS	-907,418	-853,479	54,900	356,687

Equity income	1,235,115	1,354,188	575,962	508,826
Earnings Release 1Q24 37

Other income and expenses	354	-12,699	4,767	-11,457

OPERATING PROFIT BEFORE TAX	328,051	488,010	635,629	854,056

Current income tax and social contribution	-	608	-21,602	-398,413
Deferred income tax and social contribution	-	-	-283,493	-49,680

NET INCOME FOR THE YEAR	328,051	488,618	330,534	405,963

Portion Attributed to Controlling Shareholders	328,051	488,618	328,051	488,618
Portion attributable to non-controlling shareholders	-	-	2,483	-82,655

EARNINGS PER SHARE

Earnings per share - basic (ON)	R$0.14	R$0.21	R$0.14	R$0.21
Earnings per share - basic (PN)	R$0.15	R$0.23	R$0.15	R$0.23
Earnings per share - diluted (ON)	R$0.14	R$0.21	R$0.14	R$0.21
Earnings per share - diluted (PN)	R$0.15	R$0.23	R$0.15	R$0.23

Earnings Release 1Q24 38

Table 35 - Cash Flow Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	03/31/2024	31/03/2023	03/31/2024	31/03/2023

OPERATING ACTIVITIES

Profit for the year before income tax and social contribution	328,051	488,010	635,629	854,056

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	4,377	3,217	996,711	903,383
Net exchange and monetary variations	329,212	192,440	929,367	961,756
Financial charges	295,093	416,806	1,713,710	1,897,406
Equity income	-1,235,115	-1,354,188	-575,962	-508,826
Other income and expenses	-354	12,699	-4,767	11,457
Transmission revenues	-	-	-4,558,572	-4,335,936
Construction cost - transmission	-	-	641,806	398,199
Operating provisions (reversals)	-180,627	53,934	195,661	715,734
Result of hedged debt and derivatives	174,969	-	263,029	232,916
Other	2,269	23,421	117,444	333,348
	-610,176	-651,671	-281,573	589,437

(Additions)/decreases in operating assets
Clients	-111	20	245,656	-166,707
Right to compensation	-42,549	236,021	-23,938	164,469
Others	-36,976	262,110	-541,798	121,765
	-79,636	498,151	-320,080	119,527
Increases/(decreases) in operating liabilities
Suppliers	-51,446	-69,746	-1,111,217	-1,000,137
Personnel obligations	-3,469	-1,672	-197,579	-525,209
Sector charges	-	-	69,675	-2,537
Others	-239,185	-338,954	-321,710	-285,236
	-294,100	-410,372	-1,560,831	-1,813,119

Payment of financial charges	-902,194	-292,140	-1,535,742	-1,001,820
Receipt of RAP revenue	-	-	5,101,107	3,928,970
Receipt of remuneration from equity holdings	822,193	8,890	144,873	8,890
Payment of disputes	-111,603	-452,591	-243,504	-503,587
Bonds and linked deposits	-175,340	-110,249	-206,260	-344,706
Payment of income tax and social contribution	-25,874	-140,274	-322,543	-601,886
Supplementary pension payments	-5,452	-3,976	-124,997	-189,697

Net cash provided by (used in) operating activities	-1,054,131	-1,066,222	1,286,079	1,046,065

FINANCING ACTIVITIES
Loans and financing obtained and debentures obtained	-	-	524,896	14,604
Earnings Release 1Q24 39

Payment of loans and financing and debentures - principal	-892,198	-664,101	-1,150,846	-1,794,963
Payment of remuneration to shareholders	-424	-3,070	-424	-3,070
Payment to dissenting shareholders - incorporation of shares	-	-212	-	-226,057
Share buybacks	-	-147,683	-	-147,683
Payment of CDE obligations and revitalization of basins – principal	-	-	-846,890	-850,113
Lease payments - principal	-4,851	-	-16,088	-190,934
Others	-	-	-	-

Net cash (used in) financing activities	-897,472	-815,065	-1,489,352	-3,198,216

INVESTMENT ACTIVITIES

Grant of advance for future capital increase	-5,113	-	-5,113	-
Receipt of loans and financing	436,887	376,307	304,308	183,353
Receipt of financial charges	290,979	193,777	53,935	55,780
Acquisition of fixed assets	-2	-2,856	-661,972	-688,470
Acquisition of intangible assets	-7,566	-8,977	-58,634	-21,374
Net financial investments (securities)	1,086,178	1,957,082	297,073	3,947,534
Transmission infrastructure - contractual asset	-	-	-642,555	-398,199
Capital acquisition/contribution of equity holdings	-	-2,108	-	-71,759
Disposal of equity holdings	-	-	1,208	-
Others	-	-	-	83,660

Net cash provided by (used in) investing activities	1,801,362	2,513,224	-1,350,879	3,030,895

Increase (decrease) in cash and cash equivalents	-150,241	631,937	-1,554,152	878,744

Cash and cash equivalents at the beginning of the period	5,698,457	4,927,871	13,046,371	10,739,126
Cash and cash equivalents at the end of the period	5,548,216	5,559,808	11,492,219	11,617,870
	-150,241	631,937	-1,554,152	878,744
Earnings Release 1Q24 40

8.2.       Appendix 2 – Compulsory Loan

In the context of the compulsory loan on electricity (ECE) lawsuits, which discuss the monetary update of book credits, the Company has been taking steps to mitigate the risks involved and has created the Compulsory Loan Department, with the aim of strengthening strategic action in legal defenses and seeking court settlements with discounts and full settlement of the respective lawsuits.

As a result of these negotiations, Eletrobras reduced its inventory of such loans by R$1.137 billion to R$16.027 billion in 1Q24, mainly as a result of the agreements reached, which resulted in a R$441 million reduction in the provision, with a direct positive effect on the bottom line, offset by the net constitution of provision in the amount of R$85 million as a result of unfavorable decisions in specific lawsuits. Eletrobras is taking legal action to reverse these unfavorable decisions.

In the financial results, monetary update declined to R$207 million in 1Q24 from R$377 million in 1Q23 due to the reduction in the provision inventory, as mentioned above.

Since 3Q22, when negotiations on the compulsory loan began, and the inventory of provisions for lawsuits involving book-credits for the compulsory loans was R$25.8 billion, there has been a reduction of R$9.8 billion in this inventory, despite the accumulated monetary update of
R$1.7 billion between the periods, which is in line with the Company's strategy of reducing legal liabilities. The legal agreements reached led to the elimination of off-balance sheet risk of
R$6.5 billion, of which R$698 million in possible and R$3.8 billion in remote.

Graph 12 – Total Inventory Compulsory Loan Provision (R$ bn)

* Considering that Eletrobras has already entered into legal agreements with Creditors that are only awaiting ratification for due payment, the amounts have been reclassified to liabilities.

Earnings Release 1Q24 41

8.3.       Appendix 3 – Reconciliation IFRS X Regulatory

Table 36 - Reconciliation IFRS vs. Regulatory (R$ Thousand)

	CVM result - corporate	Regulatory result	Differences	CVM result - corporate		Regulatory result	Differences
	03/31/2024	03/31/2024		03/31/2023	'	03/31/2023

OPERATING REVENUES

Generation

Power supply for distribution companies	3,683,460	4,115,207	-431,747	4,020,713		4,020,713	-
Power supply for end consumers	761,385	761,385	-	1,074,252		1,074,252	-
CCEE revenue (short term market)	701,165	701,165	-	435,315		435,315	-
Operation and maintenance revenue	787,242	787,242	-	1,029,945		1,029,945	-
Revenue from construction of Power Plants	-	-	-	-		-	-
Rate of return updates - Generation	-	-	-	-		-	-
Itaipu transfer	-	-	-	-		-	-

Transmission

Operation and maintenance revenue - Renewed Lines	-	-	-	-		-	-
Operation and maintenance revenue	1,898,661	1,898,661	-	1,753,280		1,873,044	-119,764
Financial - Return on Investment - RBSE	-	-	-	-		-	-
Construction revenue	585,683	-	585,683	283,861		-	283,861
Contract revenue – Transmission	2,074,228	-	2,074,228	2,298,795		-	2,298,795
Transmission System Availability (Rap)	-	3,211,041	-3,211,041	-		2,153,164	-2,153,164

Other income	79,370	78,444	926	101,063		101,063	-

Deductions

(-) Sector charges	-648,914	-648,914	-	-618,998		-618,998	-
(-) ICMS	-236,462	-236,462	-	-255,765		-255,765	-
(-) PASEP and COFINS	-966,503	-966,503	-	-910,092		-910,092	-
(-) Other Deductions	-1,044	-1,044	-	-2,536		-2,536	-

Net operating revenue	8,718,271	9,700,222	-981,951	9,209,833		8,900,105	309,728

OPERATING COSTS

Personnel, Material and Services	-666,689	-666,491	-198	-844,063		-844,063	-
Energy purchased for resale	-737,337	-912,873	175,536	-638,505		-817,814	179,309
Charges for use of the electricity grid	-971,645	-971,645	-	-810,081		-810,081	-
Fuel for electricity production	-505,536	-505,536	-	-442,021		-442,021	-
Construction	-641,806	-	-641,806	-398,199		-	-398,199
Depreciation	-446,749	-917,786	471,037	-450,154		-920,741	470,587
Amortization	-490,085	-501,932	11,847	-401,121		-403,364	2,243
Operating provisions/reversals	-	-	-	-		-	-
Other costs	-39,835	-39,890	55	-30,831		-92,157	61,326
Operating costs	-4,499,682	-4,516,153	16,471	-4,014,975		-4,330,241	315,266

Earnings Release 1Q24 42

GROSS PROFIT	4,218,589	5,184,069	-965,480	5,194,858	4,569,864	624,994

OPERATING EXPENSES

Personnel, Material and Services	-762,970	-765,657	2,687	-676,516	-676,516	-
Voluntary Dismissal Program	-32,736	-32,736	-	10,010	10,010	-
Remuneration and compensation	-	-	-	-	-	-
Depreciation	-50,702	-49,514	-1,188	-44,567	-25,023	-19,544
Amortization	-9,175	-9,175	-	-7,541	-5,406	-2,135
Donations and contributions	-52,523	-52,523	-	-46,521	-46,521	-
Operating provisions/reversals	-195,661	-496,657	300,996	-715,734	-742,551	26,817
Other expenses	-72,145	-170,295	98,150	-224,481	-163,590	-60,891
Operating expenses	-1,175,912	-1,576,557	400,645	-1,705,350	-1,649,597	-55,753

OPERATING RESULT BEFORE FINANCIAL RESULT	3,042,677	3,607,512	-564,835	3,489,508	2,920,267	569,241

FINANCIAL RESULT	-2,987,777	-2,917,462	-70,315	-3,132,821	-2,991,347	-141,474

PROFIT BEFORE EQUITY HOLDINGS	54,900	690,050	-635,150	356,687	-71,080	427,767

Equity income	575,962	446,085	129,877	508,826	222,877	285,949

Other income and expenses	4,767	4,767	-	-11,457	-11,457	-

OPERATING PROFIT BEFORE TAX	635,629	1,140,902	-505,273	854,056	140,340	713,716

Current income tax and social contribution	-21,602	-21,602	-	-398,413	-398,413	-
Deferred income tax and social contribution	-283,493	-348,598	-65,105	-49,680	-3,831	-45,849

NET INCOME FOR THE PERIOD	330,534	770,702	-440,168	405,963	-261,904	667,867
Earnings Release 1Q24 43

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

ELET B3 LISTED N1 | FBR & FBR B LISTED NYSE | XELTB | XELTO | XLTBD | ISE B3 | ICO2 B3 | Pacto Global Rede Brasileira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.